                                                                  EXHIBIT (a)(1)
                          Offer to Purchase for Cash
                 All of the Outstanding Shares of Common Stock
                 (Including the Associated Rights to Purchase
                Series A Junior Participating Preferred Stock)

                                      of

                             THERATX, INCORPORATED

                                      at

                             $17.10 NET PER SHARE

                                      by

                            PEACH ACQUISITION CORP.
                         A Wholly-Owned Subsidiary of
                                 VENCOR, INC.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
      CITY TIME, ON FRIDAY, MARCH 14, 1997 UNLESS THE OFFER IS EXTENDED.

                                  -----------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.001 OF THERATX, INCORPORATED (INCLUDING THE
 ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK) REPRESENTING AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK
  ON A FULLY DILUTED BASIS BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, (2) ANY WAITING PERIOD UNDER THE HART-SCOTT-
  RODINO   ANTITRUST  IMPROVEMENTS  ACT  OF   1976,  AS  AMENDED,  AND   THE
   REGULATIONS THEREUNDER APPLICABLE TO THE PURCHASE OF THE SHARES PURSUANT
   TO THE  OFFER HAVING EXPIRED OR  BEEN TERMINATED AND (3) THE  RECEIPT OF
    ALL  NECESSARY  APPROVALS   UNDER  CHANGE   OF  OWNERSHIP,   HEALTHCARE
    LICENSURE AND  CERTIFICATE OF NEED  LAWS AND REGULATIONS.  SEE SECTION
    13.

THE BOARD OF DIRECTORS OF THERATX, INCORPORATED HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF
 THERATX AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THERATX'S STOCKHOLDERS
  ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                                   IMPORTANT

  Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock par value $.001 of TheraTx, Incorporated (the "Common Stock") including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and together with the Common Stock, the "Shares") should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal or such facsimile with his certificate(s) for the tendered Shares and any other required documents to the Depositary,
(2) follow the procedure for book-entry tender of Shares set forth in Section 3, or (3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

  The Rights are presently evidenced by the certificates for the Common Stock and a tender by a stockholder of such stockholder's shares of Common Stock will also constitute a tender of the associated Rights (as defined herein). A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

  Questions and requests for assistance may be directed to the Information Agent (as defined herein) or to the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to the Dealer Manager.

                     The Dealer Manager for the Offer is:
                          CREDIT SUISSE FIRST BOSTON

February 14, 1997

                               TABLE OF CONTENTS

 SECTION                                                                  PAGE
 -------                                                                  ----
 Introduction............................................................   1
    1.   Terms of the Offer.............................................    2
    2.   Acceptance for Payment and Payment for Shares..................    3
    3.   Procedure for Tendering Shares.................................    3
    4.   Rights of Withdrawal...........................................    6
    5.   Certain Federal Income Tax Consequences of the Offer...........    7
    6.   Price Range of Shares; Dividends...............................    7
    7.   Effect of the Offer on Market for the Shares; Stock Quotation;
          Exchange Act Registration; Margin Regulations.................    8
    8.   Certain Information Concerning the Company.....................    9
    9.   Certain Information Concerning the Purchaser and Vencor........   13
   10.   Background of the Offer; Contacts with the Company.............   15
   11.   Purpose of the Offer; Plans for the Company; the Merger........   16
   12.   Source and Amount of Funds.....................................   21
   13.   Certain Conditions of the Offer................................   24
   14.   Dividends and Distributions....................................   26
   15.   Certain Legal Matters..........................................   26
   16.   Fees and Expenses..............................................   28
   17.   Miscellaneous..................................................   29
         Schedule I Directors and Executive Officers of Vencor and the
          Purchaser.....................................................  I-1

TO THE HOLDERS OF COMMON STOCK OF THERATX, INCORPORATED:

                                 INTRODUCTION

  PEACH ACQUISITION CORP., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of VENCOR, INC., a Delaware corporation ("Vencor"), hereby offers to purchase all of the outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), of THERATX, INCORPORATED, a Delaware corporation (the "Company"), including the associated rights to purchase Series A Junior Participating Preferred Stock of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of July 28, 1995 (as amended, the "Rights Agreement"), between the Company and U.S. Stock Transfer Corporation (the Common Stock and the Rights together are referred to herein as the "Shares") at $17.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser. The Purchaser will pay all charges and expenses of First Chicago Trust Company of New York (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent").

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) A NUMBER OF SHARES REPRESENTING AT LEAST A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER (THE "MINIMUM CONDITION"), (2) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), AND THE REGULATIONS THEREUNDER APPLICABLE TO THE PURCHASE OF THE SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED AND (3) THE RECEIPT OF ALL NECESSARY APPROVALS UNDER CHANGE OF OWNERSHIP, HEALTHCARE LICENSURE AND CERTIFICATE OF NEED LAWS AND REGULATIONS. SEE SECTION 13.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AGREEMENT AND HAS UNANIMOUSLY RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 9, 1997, among the Company, Vencor and the Purchaser, pursuant to which, after the completion of the Offer, the Purchaser will be merged with and into the Company (the "Merger") and each outstanding and issued Share, not owned by Vencor, the Purchaser or any other subsidiary of Vencor (the "Vencor Companies") (or held by stockholders exercising appraisal rights ("Dissenting Stockholders") pursuant to Section 262 of the Delaware General Corporation Law ("DGCL")), will be converted into the right to receive, without interest, $17.10 in cash (the "Merger Consideration").

  The Company has advised Vencor and the Purchaser that, as of February 12, 1997, there were (i) 20,823,685 Shares outstanding, (ii) 4,520,412 Shares subject to issuance pursuant to the Company's Restated 1994 Stock Option/Stock Issuance Plan and the Company's 1996 Stock Option/Stock Issuance Plan, (iii) 98,430 options to purchase Shares issued pursuant to the 1989 Amended and Restated Stock Option Plan of Helian Health Group, Inc., PersonaCare Inc.'s 1992 Stock Option Plan, (iv) 4,166,667 Shares subject to issuance pursuant to the Company's 8% Convertible Subordinated Notes due 2002 (the "Notes") and (v) 78,925 Shares subject to issuance pursuant to the warrants (the "Warrants") to purchase Shares issued by the Company.

  Based on the foregoing, Vencor believes there are approximately 29,688,119 Shares outstanding on a fully diluted basis. Accordingly, Vencor believes the Minimum Condition would be satisfied if at least approximately 14,844,060 Shares are validly tendered and not withdrawn prior to the Expiration Date (as defined herein).

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER

  Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date (as herein defined) and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on March 14, 1997, unless and until the Purchaser shall, in its sole discretion, have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

  Rights are presently evidenced by the certificates for the Common Stock and the tender by a stockholder of such stockholder's shares of Common Stock will also constitute a tender of the associated Rights. Pursuant to the Offer, no separate payment will be made by the Purchaser for the Rights.

  Subject to the terms of the Merger Agreement and applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the terms and conditions set forth in the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See Section 4. Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time,
(i) to delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares or to terminate the Offer and not accept for payment any Shares, upon the occurrence of any of the conditions specified in Section 13 and (ii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. If the Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered and not withdrawn prior to the Expiration Date, and, subject to (i) above, will promptly pay for all Shares so accepted for payment. The Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer, and in any event not in excess of an unreasonable length of time.

  Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  The Purchaser confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.

  Subject to the terms and conditions of the Merger Agreement, if, prior to the Expiration Date, the Purchaser, in its sole discretion, decreases the percentage of Shares being sought or decreases or increases the Merger Consideration, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first published, sent or given, the Offer will be extended until the expiration of such ten business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

  The Offer is being mailed to holders of Shares from a list provided to the Purchaser by the Company.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the later of (i) the fulfillment of the Minimum Condition, (ii) the expiration or termination of the waiting period applicable to the acquisition of Shares pursuant to the Offer under the HSR Act, (iii) the receipt of all necessary approvals under change of ownership, healthcare licensure and certificate of need laws and regulations and (iv) the Expiration Date. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See Section 13. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Securities Depository Trust Company (collectively, "Depository Institutions")), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

  For purposes of the Offer, the Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY DELAY IN MAKING PAYMENT PURSUANT TO THE OFFER.

  If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at a Depository Institution pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained with such Depository Institution), as soon as practicable following expiration or termination of the Offer.

  The Purchaser reserves the right to transfer or assign in whole or in part from time to time to one or more direct or indirect subsidiaries of Vencor the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURE FOR TENDERING SHARES

  Valid Tender. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for Shares to be tendered, and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary, including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

  Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at the Depository Institutions (each a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry transfer of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be transmitted to and received by the Depositary by the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares or Rights into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE STOCKHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holders (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

    (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange (the "NYSE") is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

  Other Requirements. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF THE SHARES BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT PURSUANT TO THE OFFER.

  Tender Constitutes an Agreement. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms of and subject to the conditions of the Offer.

  Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of the Purchaser, and each of them, as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). The Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Vencor, the Company, the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

  Backup Withholding. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See "Important Tax Information" in the Letter of Transmittal.

4. RIGHTS OF WITHDRAWAL

  Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after April 14, 1997.

  To be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses or telephone numbers set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in
Section 3, any notice of withdrawal must specify the name and number of the account at the Depository Institution to be credited with the withdrawn Shares. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, Vencor, the Company, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 at any time prior to the Expiration Date.

  If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser's rights under this Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this
Section 4.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER

  Sales of Shares pursuant to the Offer and the surrender of Shares for cash pursuant to the Merger will be taxable transactions for Federal income tax purposes and may also be taxable under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a stockholder whose Shares are purchased pursuant to the Offer or who receives cash as a result of the Merger will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or surrendered and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the stockholder, and, moreover, will be long-term capital gain or loss if such stockholder's holding period for such Shares exceeds one year.

  THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO STOCKHOLDERS IN SPECIAL SITUATIONS SUCH AS, AMONG OTHERS, STOCKHOLDERS WHO RECEIVED THEIR SHARES UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND STOCKHOLDERS WHO ARE NOT UNITED STATES PERSONS. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

6. PRICE RANGE OF SHARES; DIVIDENDS

  The Shares are traded on The Nasdaq Stock Market's National Market ("Nasdaq National Market"). The Company has not paid any dividends since its initial public offering in June 1994. The following table sets forth, based upon public sources, for the calendar quarters indicated, the high and low sale prices for the Shares on the Nasdaq National Market under the symbol "THTX":

                                                                  SALES PRICE
                                                                 COMMON STOCK
                                                                ---------------
 CALENDAR YEAR                                                   HIGH     LOW
 -------------                                                  ------- -------
1995:
  First Quarter................................................ $23 1/8 $15 5/8
  Second Quarter...............................................  18 3/4  10 7/8
  Third Quarter................................................  18 1/4  12
  Fourth Quarter...............................................  14 1/4  10 3/4
1996:
  First Quarter................................................  13 1/8   8 5/8
  Second Quarter...............................................  19 1/8  11 7/8
  Third Quarter................................................  19 1/8  10 7/8
  Fourth Quarter...............................................  12 5/8   9
1997:
  First Quarter (through February 13, 1997)....................  16 7/8  10 3/4

  On February 7, 1997, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing price on the Nasdaq National Market was $13 1/8 per Share. On February 13, 1997, the last full trading day prior to commencement of the Offer, the reported closing price on the Nasdaq National Market was $16 5/8 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7. EFFECT OF THE OFFER ON MARKET FOR THE SHARES; STOCK QUOTATION; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

  Market for the Shares. The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public and the market for the Notes, which are convertible into Shares.

  Stock Quotation. The Shares are listed on the Nasdaq National Market. According to the published guidelines of the National Association of Securities Dealers, Inc. ("NASD"), the Shares would no longer be included in the Nasdaq National Market if, among other things, the number of publicly-held Shares (excluding Shares held directly or indirectly by officers, directors and any person who is a beneficial owner of more than 10% of the Shares) was less than 200,000, the aggregate market value of publicly-held Shares was less than $1,000,000 or there were fewer than 400 holders of the Shares or 300 holders in round lots. If these standards were not met, quotations might continue to be published in the over-the-counter "additional list" or one of the "local lists" unless, as set forth in NASD's published guidelines, the number of publicly-held Shares was less than 100,000, or there were fewer than 300 holders in total. According to the Company, there were 303 holders of record of Shares on February 12, 1997 and as of February 12, 1997 there were 20,823,685 Shares outstanding.

  If the Shares were to no longer meet the requirements of NASD for continued inclusion in the Nasdaq National Market or another tier of The Nasdaq Stock Market and the Shares were to no longer be included in the Nasdaq National Market, or in any other tiers of The Nasdaq Stock Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded in the over-the-counter market, and that price quotations would be reported by other sources. The extent of the public market for Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of Shares at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act and other factors.

  Margin Regulations. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

  Exchange Act Registration. The Common Stock and associated Rights are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the Commission if the outstanding shares of Common Stock and associated Rights are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Common Stock and associated Rights under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Common Stock and Rights. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NASDAQ reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities." The Purchaser intends to cause the Company to apply for termination of registration of the Common Stock and associated Rights as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Even if the registration of the Common Stock and associated Rights under Section 12(b) of the Exchange Act is terminated, the Exchange Act requirement that the Company file periodic reports would remain applicable as long as the Shares, the Notes and the Warrants are in the aggregate held of record by more than 300 persons.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

  The Company is a Delaware corporation with its principal executive offices located at 1105 Sanctuary Parkway, Suite 100, Alpharetta, Georgia 30201. The Company has described its business in publicly available information in the manner set forth below.

  The Company provides subacute rehabilitation and respiratory therapy program management services to skilled nursing facilities and operates owned, leased and managed inpatient facilities that provide a broad range of subacute, specialty and basic medical and other geriatric services. Subacute care is provided to patients who (i) are medically stable but fragile, and recovering from an accident, illness or surgery; (ii) require a coordinated array of extensive nursing, rehabilitation or other ancillary services in an inpatient setting; and (iii) have clearly defined discharge goals, generally to their homes or other community settings. Subacute care providers bridge the gap between higher-cost acute-care hospitals and similar providers and lower-cost traditional skilled nursing facilities that lack the intensive coordinated services required to care for higher acuity patients.

  The Company also provides occupational healthcare and related services in outpatient clinics. Occupational medicine is the treatment of individuals injured in the workplace. The treatment of work-related injuries typically involves intense clinical care, including physical therapy and frequent examinations. The goal is to return the employee to work as soon as is medically feasible and minimize the employer's and insurer's lost-time wages, disability payments and possible legal costs.

  In addition to its primary practice areas, the Company operates outpatient surgery centers, owns and operates an acute-care specialty hospital, provides respiratory therapy and related services to hospitals and provides medical supply distribution and related services to the long-term care industry.

  Effective May 31, 1994, the Company acquired PersonaCare, Inc.
("PersonaCare") in a transaction accounted for as a purchase. The Company has provided financial information with respect to PersonaCare in its public filings.

  Set forth below is certain summary selected consolidated financial information for the Company's last three fiscal years and for PersonaCare for the year ended December 31, 1993 and the five months ended May 31, 1994 as contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and for the Company for the nine months ended September 30, 1995 and 1996 as contained in, or derived from, the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission in the manner set forth below.

                                  THE COMPANY

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              NINE MONTHS ENDED             YEAR ENDED
                                SEPTEMBER 30,              DECEMBER 31,
                         --------------------------- -------------------------
                                            1995(3)
                           1996     1995   PRO FORMA   1995     1994    1993
                         -------- -------- --------- -------- -------- -------
STATEMENT OF
 OPERATIONS DATA(1)(2):
Net revenues............ $288,600 $225,575 $240,920  $314,176 $174,282 $76,427
Income (loss) from
 operations.............   36,329   25,061   26,392    30,675   16,990  (5,116)
Income (loss) before
 income taxes, minority
 interest and
 extraordinary item.....   27,331   18,543   18,647    20,773   14,564  (5,474)
Income (loss) before
 minority interest and
 extraordinary item.....   17,219   10,880   10,942    11,184   11,147  (4,035)
Income (loss) before
 extraordinary item.....   17,197   10,942   11,004    11,257   11,593  (3,466)
Net income (loss)....... $ 17,197 $ 10,514 $ 10,576  $ 10,829 $ 11,593 $(3,466)
Income (loss) per share
 before
 extraordinary item.....     0.82     0.54     0.53      0.55     0.73   (0.57)
Net income (loss) per
 share..................     0.82     0.52     0.51      0.53     0.73   (0.57)
Weighted average shares
 outstanding............   20,871   20,292   20,658    20,407   15,972   6,092

                                                           AT DECEMBER 31,
                                     AT SEPTEMBER 30, -------------------------
                                           1996         1995     1994    1993
                                     ---------------- -------- -------- -------
BALANCE SHEET DATA(1)(2)
Cash and cash equivalents...........     $  9,943     $ 10,530 $ 11,560 $ 5,739
Working capital.....................       94,513       71,270   49,320  11,672
Intangible assets, net..............      104,584       97,844   27,427   2,234
Total assets........................      367,035      329,798  181,985  51,370
Total debt..........................      171,355      152,419   46,952  17,328
Total stockholders' equity..........      157,811      139,899  110,244  24,941

--------
(1) Gives effect to the acquisitions of Respiratory Care Services, Inc. and Helian Health Group, Inc., which have been recorded as poolings of interests.
(2) Effective May 31, 1994, PersonaCare was acquired by the Company in a transaction accounted for as a purchase. The Company's statements of operations for the years ended December 31, 1994 and 1995 include PersonaCare's results of operations subsequent to May 31, 1994.
(3) Pro forma for acquisition of Southern Management Services, Inc.

                               PERSONACARE, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                (IN THOUSANDS)

                                          FIVE MONTHS ENDED      YEAR ENDED
                                            MAY 31, 1994     DECEMBER 31, 1993
                                          ----------------- --------------------
STATEMENT OF OPERATIONS DATA(1):
Net revenues............................       $28,266            $56,465
Income from operations..................         1,962              3,028
Income (loss) before income taxes,
 minority interest and cumulative effect
 of changes in accounting principles....           466               (414)
Net income (loss).......................           332               (250)
                                           AT MAY 31, 1994  AT DECEMBER 31, 1993
                                          ----------------- --------------------
BALANCE SHEET DATA(1):
Cash and cash equivalents...............       $ 1,737            $ 1,665
Working capital.........................         5,259              4,334
Intangible assets, net..................        12,555             12,633
Total assets............................        91,245             90,309
Total debt..............................        56,069             56,072
Total stockholders' equity..............        22,858             22,526

--------
(1) Effective May 31, 1994, PersonaCare was acquired by the Company in a transaction accounted for as a purchase. The Company's statements of operations for the years ended December 31, 1994 and 1995 include PersonaCare results of operations subsequent to May 31, 1994.

  Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Although Vencor has no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Vencor cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Vencor.

  The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC, and also should be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, IL 60661. Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. Such material should also be available for inspection at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, DC 20006.

  Vencor has conducted due diligence reviews of the Company and has received certain non-public information from the Company pursuant to the terms of a confidentiality agreement dated September 17, 1996. The non-public information provided by the Company included certain projections of the Company's future operating performance. The projections do not give effect to the Offer, the Merger or the financing thereof.

  The Company does not as a matter of course publicly disclose projections as to future revenues or earnings. The estimates of future financial performance set forth below (the "Projections") were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and are included in the Offer to Purchase only because such information was made available to Vencor. None of Vencor, the Purchaser, the Company or any of their respective financial advisors or any of their respective directors or officers assumes any responsibility for the accuracy of the Projections. The Company's independent auditors have not examined or compiled the Projections presented herein and, accordingly, assume no responsibility for them. In addition, because the estimates and assumptions, many of which are not set forth herein, underlying the Projections are inherently subject to significant economic, regulatory and competitive uncertainties and contingencies which are difficult or impossible to predict accurately and are beyond Vencor's and the Company's control, there can be no assurance that the Projections will be realized. Accordingly, it is expected that there will be differences between actual and projected results, and actual results may be materially different than those set forth below, including with respect to the effects of "salary equivalency" rates and the Company's response thereto.

  The Company has advised Vencor that it expects to have earnings before non-recurring charges of $22.7 million in 1996. Management of the Company has projected that the Company's earnings before non-recurring charges will increase by approximately 26% and 33% in 1997 and 1998, respectively. Based on a range of blended hourly rates for salary equivalency deemed likely by the Company's management, management estimated that net income for 1997 could be reduced by approximately 20%-40% (assuming that the new salary equivalency guidelines had been in effect for the entire year) and net income for 1998 could be reduced by approximately 15%-35% (assuming that the new salary equivalency guidelines had been in effect for the entire year). The estimated reduction in net income takes into account the anticipated effect of the Company's response plan to the implementation of salary equivalency guidelines, which includes, among other things, changes in billing practices to comply with anticipated salary equivalency procedures, operating efficiencies that could be derived from newly implemented hand held technology and possible changes in labor configuration. Management of the Company noted that the Projections, as revised to give effect to the salary equivalency guidelines, did not include other sources of additional revenue or cost-savings that might be achievable under the new guidelines, since management was unable to estimate these benefits with any degree of certainty prior to a formal proposal with respect to salary equivalency guidelines. Management of the Company did advise Vencor, however, that there could be additional opportunities for additional revenue or cost-savings, which could reduce, in part, the negative impact of the salary equivalency guidelines. Vencor took this information, together with its own analysis of the possible effects of the adoption of salary equivalency guidelines, into account in determining to proceed with the Merger.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND VENCOR

  The Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. The Purchaser is a direct wholly-owned subsidiary of Vencor. The principal executive offices of the Purchaser and Vencor are located at 3300 Providian Center, 400 West Market Street, Louisville, Kentucky 40202.

  On September 28, 1995, The Hillhaven Corporation ("Hillhaven") merged into Vencor, creating one of the nation's largest providers of healthcare services primarily focusing on the needs of the elderly. At December 31, 1995, Vencor's operations included 36 long-term intensive care hospitals containing 3,263 licensed beds, 311 nursing centers containing 39,480 licensed beds, 55 retail and institutional pharmacy outlets and 23 retirement housing communities with 3,122 apartments. Healthcare services provided through this network of facilities included long-term intensive hospital care, long-term nursing care, contract respiratory therapy services, acute cardiopulmonary care, subacute and post-operative care, inpatient and outpatient rehabilitation therapy, specialized care for Alzheimer's disease, hospice care, pharmacy services and retirement and assisted living. At December 31, 1995, Vencor was providing subacute, rehabilitation and respiratory therapy services to 2,008 nursing and subacute care centers through its contract services business. Vencor is developing and maintaining ProTouch(TM), a comprehensive paperless clinical information system designed to increase the operating efficiencies of Vencor's facilities.

  Additional information concerning Vencor is set forth in Vencor's Annual Report on Form 10-K for the year ended December 31, 1995 and subsequent Quarterly Reports on Form 10-Q, which reports may be obtained from the Commission in the manner set forth with respect to information concerning the Company in Section 8 and should also be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

  Set forth below is certain selected summary consolidated financial information of Vencor:

                                  VENCOR, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                            NINE MONTHS ENDED
                              SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                          ---------------------  ----------------------------------
                             1996       1995        1995        1994        1993
                          ---------- ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $1,911,442 $1,705,831  $2,323,956  $2,032,827  $1,727,436
Income (loss) from
 operations before
 income taxes...........     149,647    (14,868)     32,364     132,920      79,065
Income (loss) from
 operations.............      92,033    (20,628)      8,363      86,139      68,976
Extraordinary loss on
 extinguishment of debt,
 net of income tax
 benefit................         --     (21,987)    (23,252)       (241)     (2,217)
Cumulative effect on
 prior years of a change
 in accounting for
 income taxes...........         --         --          --          --       (1,103)
                          ---------- ----------  ----------  ----------  ----------
   Net income (loss)....  $   92,033 $  (42,615) $  (14,889) $   85,898  $   65,656
                          ========== ==========  ==========  ==========  ==========
Earnings (loss) per
 common and common
 equivalent share:
 Primary:
  Income (loss) from
   operations...........  $     1.30 $     (.27) $      .21  $     1.37  $     1.22
  Extraordinary loss on
   extinguishment
   of debt..............         --        (.37)       (.37)        --         (.04)
  Cumulative effect on
   prior years of a
   change in accounting
   for income taxes.....         --         --          --          --         (.02)
                          ---------- ----------  ----------  ----------  ----------
   Net income (loss)....  $     1.30 $     (.64) $     (.16) $     1.37  $     1.16
                          ========== ==========  ==========  ==========  ==========
 Fully diluted:
  Income (loss) from
   operations...........  $     1.30 $     (.27) $      .29  $     1.28  $     1.22
  Extraordinary loss on
   extinguishment of
   debt.................         --        (.37)       (.32)        --         (.04)
  Cumulative effect on
   prior years of a
   change in accounting
   for income taxes.....         --         --          --          --         (.02)
                          ---------- ----------  ----------  ----------  ----------
   Net income (loss)....  $     1.30 $     (.64) $     (.03) $     1.28  $     1.16
                          ========== ==========  ==========  ==========  ==========
Shares used in computing
 earnings (loss) per
 common and common
 equivalent share:
 Primary................      70,800     59,139      62,318      57,037      54,555
 Fully diluted..........      70,800     59,139      71,967      69,014      60,640

                                                        AT DECEMBER 31,
                               AT SEPTEMBER 30, --------------------------------
                                     1996          1995       1994       1993
                               ---------------- ---------- ---------- ----------
BALANCE SHEET DATA:
Working Capital...............    $  316,817    $  239,666 $  129,079 $  114,339
Assets........................     2,007,193     1,912,454  1,656,205  1,563,350
Long-term debt................       720,527       778,100    746,212    784,801
Stockholders' equity..........       829,948       772,064    596,454    485,550

  The name, citizenship, business address, present principal occupation and material positions held during the past five years of each of the directors and executive officers of Vencor and the Purchaser are set forth in Schedule I to this Offer to Purchase.

  Neither the Purchaser nor Vencor, nor, to the best of their knowledge, any of the persons listed in Schedule I hereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any equity securities of the Company. Neither the Purchaser nor Vencor, nor, to the best of their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in such equity securities during the past 60 days.

  Except as set forth in Section 11, neither the Purchaser nor Vencor, nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in Sections 10 and 11, there have been no contacts, negotiations or transactions since January 1, 1994 between Vencor or the Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Except as described in Sections 10 and 11, neither the Purchaser nor Vencor, nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has since January 1, 1994 had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY

  In September 1996, Vencor was contacted by representatives of the Company regarding a possible transaction with the Company. Discussions between the parties regarding possible strategic alliances or a combination of the companies continued through early December 1996, at which time discussions were suspended as the parties were unable to agree on mutually acceptable terms for a business combination or other transaction. During early January 1997, representatives of Vencor discussed the possibility of the acquisition of the Company by Vencor (the "Proposed Transaction") with Mr. John A. Bardis, Chief Executive Officer of the Company. These discussions focused primarily on the price Vencor would be willing to pay for Shares, and whether the transaction would be a stock or cash transaction. On January 17, 1997, Mr. James H. Gillenwater, Jr., Senior Vice President, Planning & Development of Vencor telephoned Mr. Bardis concerning the Proposed Transaction. Also on January 17, 1997 Vencor outlined for the Company the terms of the Proposed Transaction that would be acceptable to it.

  After discussion and negotiation, on January 21, 1997 the parties agreed to work toward a transaction at a price of $17.50 per Share, subject to due diligence by Vencor on the Company, and executed an exclusivity agreement whereby the Company agreed not to discuss an acquisition with any person other than Vencor until after February 14, 1997.

  Commencing on January 24, 1997, representatives of Vencor were provided access to non-public information concerning the Company and held a series of due diligence meetings with senior management of the Company. This review continued through February 9, 1997.

  On February 4, 1997, Vencor and the Company agreed to a price of $17.10 per Share, subject to negotiation of a mutually satisfactory merger agreement and approval of the respective boards of directors of Vencor and the Company. Thereafter, representatives of Vencor and the Company and their respective financial and legal advisors began negotiating the Merger Agreement on February 5, 1997. Negotiations continued through the late afternoon of February 9, 1997. The principal issues involved in the negotiations included the scope of the representations and warranties, the conditions to the Purchaser's obligation to complete the Offer, the circumstances under which Vencor would be permitted to terminate the Offer if it were unable to obtain financing, the non-compete agreements and the circumstances under which a termination fee would be payable to Vencor or the Company and the amount thereof.

  On February 9, 1997, the respective boards of directors of the Purchaser and the Company unanimously approved the Merger Agreement and the transactions contemplated thereby. The terms of the Merger Agreement are set forth in
Section 11. A copy of the Merger Agreement has been filed as an Exhibit to the
Schedule 14D-1 filed by Vencor with the Commission and is available for inspection and copying in the manner set forth in Section 8.

  The Company and Vencor have entered into Non-Compete and Non-Solicitation Agreements, dated February 9, 1997 (the "Non-Competes"), with each of John A. Bardis, Bret W. Jorgensen, Donald R. Myll, Louis E. Hallman, III, Laura E. Cayce and William J. Haffey, Ph.D., all of whom are currently executive officers of the Company. Each Non-Compete prevents the respective employees from competing with the Company or soliciting the Company's employees for a period of time following the Effective Time (as defined below) or the termination of such person's employment with the Company or any of its affiliates.

11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; THE MERGER

  Purpose. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible.

  If the Purchaser acquires more than 50% of the outstanding Shares pursuant to the Offer, it will have the votes necessary under the DGCL to approve the Merger. The Merger Agreement provides that, promptly after expiration of the Offer and receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of certain other conditions, the Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will cease. Under the DGCL, if Vencor or the Purchaser or any of the Vencor Companies owns at least 90% of the outstanding Shares, the Merger may be effected without the vote of the Company's stockholders. Therefore, if 18,741,317 Shares (or such greater number as may be necessary if Options (as defined herein) or Warrants are exercised or Notes are converted into Shares) are acquired pursuant to the Offer or otherwise, the Purchaser will be able to and intends to effect the Merger without a meeting of holders of Shares. Upon consummation of the Merger (the "Effective Time"), each then outstanding Share not owned by any of Vencor Companies (other than Shares held by Dissenting Stockholders), will be converted into the right to receive $17.10 in cash (the "Merger Consideration"). The Merger Agreement provides that if all Warrants are not exchanged for Shares or amended to clarify that after the Effective Time such Warrants will be exercisable for, at the exercise price of such Warrant, the Merger Consideration, the Company will, prior to the Effective Time, effect the Warrant Reclassification so that each Share is redeemable at any time at the option of the Company for an amount per Share equal to the Merger Consideration. Notwithstanding this provision of the Merger Agreement, if Purchaser owns at least 90% of the outstanding Shares after the Offer, Vencor and the Purchaser may elect to proceed with the Merger prior to effecting the Warrant Reclassification, but Vencor and the Purchaser are under no obligation to do so. If the Purchaser proceeds with the Merger prior to the Warrant Reclassification, Vencor would effect the Warrant Reclassification promptly after the Merger.

  Plans for the Company. Pursuant to the Merger Agreement, following the purchase of more than 50% of the outstanding Shares pursuant to the Offer, Vencor has the right to have persons designated by it become directors of the Company so that the total number of such persons on the Company's board of directors is approximately equal to the percentage of Shares owned by Vencor or the Purchaser, but in any event, prior to the Effective Time, there will be at least two members of the Company's Board of Directors who are neither officers of Vencor nor designees, stockholders, or affiliates of Vencor. In addition, pursuant to the terms of the Merger Agreement, the Company has agreed to use its reasonable efforts to secure the resignation of directors or to increase the size of its Board of Directors, or both, to permit Vencor's designees to be elected to the Company's Board of Directors. Vencor intends to exercise its rights with respect to such designees as soon as possible after consummation of the Offer.

  In connection with its consideration of the Offer, Vencor has made a preliminary review, and will continue to review, on the basis of available information, various possible business strategies that it might consider upon acquiring control of the Company. If the Purchaser acquires Shares pursuant to the Offer, Vencor intends to conduct a detailed review of the Company and its assets, businesses, operations, properties, policies, corporate structure, capitalization and the responsibilities and qualifications of the Company's management and personnel and consider what, if any, changes Vencor deems desirable in light of its review.

  Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company's board of directors or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

  THE FOLLOWING IS A SUMMARY OF THE TERMS AND CONDITIONS OF THE MERGER
AGREEMENT.

  General. The Merger Agreement provides that, promptly after expiration of the Offer and the receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of certain other conditions, the Purchaser will be merged with and into the Company. At the Effective Time, each then outstanding Share not owned by any of Vencor, the Purchaser or any of the Vencor Companies or by any Dissenting Stockholders will be converted into the right to receive the Merger Consideration.

  The Merger Agreement contains customary representations and warranties of the Company and of the Purchaser. The representations and warranties of the Company generally are qualified so that they are deemed accurate so long as any inaccuracy would not have a Company Material Adverse Effect (as defined below), although certain representations are qualified only as being immaterial to the Company or are given without qualification. Company Material Adverse Effect is defined in the Merger Agreement to be a material adverse effect on the financial condition, operations, properties, business or results of operations of the Company and its subsidiaries taken as a whole.

  The Merger Agreement also contemplates the amendment, effective at the Effective Time, of Article Fourth of the Company's Certificate of Incorporation to provide that the aggregate number of shares which the Company shall have the authority to issue is 1,000 shares of Common Stock, par value $0.001 per share, unless the Warrant Reclassification (as defined below) occurs.

  Conditions. The obligations of the Company, the Purchaser and Vencor to effect the Merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including, among other things, (i) the purchase by the Purchaser of Shares pursuant to the Offer, (ii) the receipt of approval from the holders of a majority of the Shares, (iii) the receipt of any required governmental consents or approvals and (iv) there being no statute, rule, regulation, judgment, decree, injunction or other order enacted, issued, promulgated, enforced or entered by any governmental or regulatory authority, agency, commission or other governmental entity, domestic or foreign, which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement or imposes material restrictions on Vencor or the Company in connection with consummation of the Merger or with respect to their business operations, either prior to or subsequent to the Merger.

  Termination Provisions. Pursuant to the terms of the Merger Agreement, the Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company, by the mutual consent of Vencor and the Company. In addition, the Merger Agreement may be terminated by either Vencor or the Company if (i) the Purchaser shall have terminated the Offer without purchasing any Shares pursuant thereto; provided, in the case of termination of the Merger Agreement by Vencor, such termination of the Offer is not in violation of the terms of the Offer, (ii) the Merger shall not have been consummated by September 30, 1997 or (iii) the approval of holders of Shares shall not have been obtained at a meeting duly convened therefor. The Merger Agreement may be terminated by Vencor if (i) the board of directors of the Company has withdrawn or modified in a manner adverse to Vencor or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or the board of directors of the Company fails to reaffirm such approval or recommendation within 10 business days after a request by Vencor to do so,

(ii) the board of directors of the Company or any officers, employees, agents or representatives of the Company, directly or indirectly, have any discussions with, provide any confidential information or data to any person relating to any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or 5% or more of the equity securities of, the Company or any of its subsidiaries (any such transaction or purchase being referred to as an "Acquisition Transaction") that, in any such case, could reasonably be expected to lead to a breach of the Merger Agreement or otherwise interfere with the completion of the Offer or Merger (any such proposal being an "Acquisition Proposal") or any such person otherwise facilitates any effort or attempt to make or implement an Acquisition Proposal or (iii) the Company fails to comply in any material respect with any of its covenants or agreements under the Merger Agreement, subject to certain rights to cure.

  In addition, the terms of the Merger Agreement provide that if the board of directors of the Company authorizes the Company to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal (as defined below) and the Company notifies Vencor in writing that it intends to enter into such an agreement and Vencor does not make, within five days of receipt of the Company's written notification, an offer that is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal, then the Company may terminate the Merger Agreement. The Merger Agreement also provides that the Company may terminate the Merger Agreement if Vencor fails to comply in any material respect with any of its covenants, subject to certain rights to cure.

  The Merger Agreement also provides that if (x) Purchaser or the Company terminates the Merger Agreement (i) after the Offer has remained open for a minimum of at least 20 business days, (ii) after the date of the Merger Agreement, any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Vencor or the Purchaser or any of their respective subsidiaries or affiliates (collectively, a "Person") becomes the beneficial owner of 15% or more of the outstanding Shares or any Person commences, or publicly announces an intention to commence, a tender offer or exchange offer for 15% or more of the outstanding Shares, and (iii) the Minimum Condition has not been satisfied and the Offer is terminated without the purchase of any Shares thereunder, or (y) Vencor terminates the Merger Agreement as a result of the Company's breach of the Merger Agreement, the directors of the Company having taken actions with respect to their approval or recommendation which would give the Purchaser the right to terminate the Merger Agreement or the Company taking actions that would be proscribed by the non-solicitation provision, but for the proviso therein, then the Company will pay to Vencor an amount equal to Vencor's out-of-pocket expenses, including fees and expenses paid to investment bankers, lawyers and financing sources, incurred in connection with the transactions contemplated by the Merger Agreement in an amount not to exceed $1,500,000 ("Vencor Expenses") and, if within 18 months of the date of such termination, the Company or any of its subsidiaries consummates an Acquisition Transaction, the Company will pay Vencor a fee of $10,000,000. No such fee will be paid if Vencor is in material breach of its obligations under the Merger Agreement.

  In addition, if the Merger Agreement is terminated as a result of the provision of the Merger Agreement permitting the Company to terminate the Merger Agreement following the Company providing notification to Vencor of its intention to enter into a Superior Proposal, then the Company will pay Vencor $10,000,000 upon such termination plus the Vencor Expenses.

  The Merger Agreement provides that if the Merger Agreement is terminated by the Company as a result of a breach of the provisions thereof by Vencor or the Purchaser, then Vencor will promptly pay the Company an amount equal to the Company's out-of-pocket expenses, including fees and expenses paid to investment bankers and lawyers incurred in connection with the transactions contemplated by the Merger Agreement, in an amount not to exceed $1,500,000. In addition, if, solely as a result of the occurrence of events which would reasonably be expected to have a material adverse effect on Vencor and its subsidiaries (other than any material adverse effect resulting from salary equivalency rates or any breach by Vencor of the Merger Agreement and, as a result of such material adverse effect, Vencor is not permitted to borrow funds necessary to consummate the Offer under its credit facilities then in effect), the Purchaser and Vencor (i) terminate the Offer without paying for

Shares or (ii) extend the expiration date of the Offer beyond September 30, 1997, then Vencor will pay the Company a fee of $40,000,000.

  Composition of the Board of Directors. The Merger Agreement provides that promptly following the purchase by the Purchaser of the Shares pursuant to the Offer, Vencor may request that the Company take all actions necessary to cause persons designated by Vencor to become directors of the Company so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by the Purchaser as of the date of the Merger Agreement by (ii) the total number of Shares outstanding at the time of acceptance of the Shares for payment pursuant to the Offer; provided that prior to the consummation of the Merger, the board of directors of the Company will always have at least two members who are neither officers, designees, shareholders or affiliates of the Purchaser. The Company has also agreed to increase the size of the board of directors of the Company or to secure the resignation of existing directors to ensure that it has complied with this provision of the Merger Agreement.

  Treatment of Options. The Merger Agreement also provides that in the event that Vencor does not provide, by February 24, 1997, the notice of cash out referred to in the following paragraph, then, at the Effective Time, each outstanding option to purchase Shares (an "Option") granted under any of the Company's stock option plans (other than any Option issued under the Company's Employee Stock Purchase Plan), whether vested or unvested, will be converted into an option to acquire, on the same terms and conditions as were applicable under such Option, the number of shares of Common Stock, par value $0.25 per share of Vencor (the "Vencor Common Stock"), equal to (a) the number of Shares subject to the Option multiplied by (b) (i) the Merger Consideration, divided by (ii) the average of the high and low price of Vencor Common Stock on the trading day immediately preceding the date of the Effective Time as reported in the New York City edition of The Wall Street Journal (rounded down to the nearest whole number) (a "Replacement Option"), at an exercise price per share (rounded up to the nearest whole cent) equal to (y) the aggregate exercise price for the Shares which were purchasable pursuant to such Option divided by
(z) the number of full shares of Vencor Common Stock subject to such Replacement Option in accordance with the foregoing.

  If Vencor provides written notice to the Company by February 24, 1997 of its election to cash out the Options, then, at the Effective Time, each then outstanding Option, whether vested or unvested, will be cancelled and the holder thereof will be entitled to receive an amount of cash equal to the product of (x) the amount, if any, by which the Merger Consideration exceeds the exercise price per Share subject to such Option (whether vested or unvested) and (y) the number of Shares issuable pursuant to the unexercised portion of such Option, less any required withholding of taxes.

  Indemnification of Officers and Directors. Pursuant to the Merger Agreement, Vencor has agreed that the bylaws and the certificate of incorporation of the Company (as the surviving corporation of the Merger) shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who immediately prior to the Effective Time were directors, officers or otherwise entitled to indemnification thereunder or under the Company's bylaws or indemnification agreements. Vencor and the Purchaser have also agreed to indemnify, defend and hold harmless individuals who immediately prior to the Effective Time were directors, officers or otherwise entitled to be indemnified by the Company as provided in the Company's certificate of incorporation, bylaws or indemnification agreements, as in effect as of the date of the Merger Agreement, with respect to matters occurring through the Effective Time to the fullest extent the Company would have been permitted to do so under Delaware law, the Company's Certificate of Incorporation and Bylaws as in effect as of the date of the Merger Agreement. Vencor has agreed to cause the Company, following the Merger, to maintain in effect for not less than six years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time; provided, however, that (i) the Company, following the Merger, may substitute therefor policies of at least the same coverage (with carriers comparable to the Company's existing carriers) containing terms and conditions which are no less advantageous to the officers, directors and employees of the Company and (ii) the Company, following the

Merger, will not be required to pay an annual premium for such insurance in excess of two times the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  Acquisition Proposals. The Company has agreed in the Merger Agreement that neither it nor any of its subsidiaries nor any of its executive officers or directors will, and that it will direct and use its best efforts to cause its non-executive officers and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or (b) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement will prevent the Company or its board of directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal; (B) engaging in any discussions or negotiations with or providing any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person (including a new and unsolicited Acquisition Proposal received by the Company after execution of the Merger Agreement from a person or entity whose initial contact with the Company may have been solicited by the Company prior to the execution of the Merger Agreement); or
(C) recommending such an unsolicited bona fide written Acquisition Proposal to the stockholders of the Company, if and only to the extent that, in such case referred to in (B) or (C), above, (i) the board of directors of the Company concludes in good faith (after consultation with its financial advisors) that such Acquisition Proposal is reasonably capable of being completed, taking into account all legal, financial and other aspects of the proposal and the person making the proposal, and would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement, (ii) the board of directors of the Company determines in good faith after consultation with outside legal counsel that such action is necessary for its board of directors to comply with its fiduciary duties under applicable law and (iii) prior to providing any non-public information or data to any person in connection with any Acquisition Proposal by any such person, the Company's board of directors receives from such person an executed confidentiality agreement on terms substantially similar to the confidentiality agreement entered into with Vencor. The Company also agreed that it will notify Vencor immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the terms and conditions of any proposals or offers and thereafter shall keep Vencor informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

  Covenants. The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger. Pursuant to the terms of the Merger Agreement, the Company has covenanted and agreed that, prior to the Effective Time, the Company will refrain from taking certain actions and will take certain other actions that the Company would not otherwise necessarily refrain from taking or take if it had not so agreed in the Merger Agreement.

  Pursuant to the terms of the Merger Agreement, the Company has agreed to cause the Rights issued under the Merger Agreement to expire at the consummation of the Merger. In addition, pursuant to the terms of the Merger Agreement, the Company has amended the Rights Agreement to provide that none of the Purchaser, Vencor or any of Vencor's affiliates or associates will be deemed an Acquiring Person (as defined in the Rights Agreement) with the result that the consummation of the Offer will have no effect on the Rights Agreement. Accordingly, the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur, and the Rights will not separate from the Shares, as a result of the commencement of the Offer or as a result of consummation of the transactions contemplated by the Merger Agreement. Furthermore, the Company has taken all necessary action with respect to the Rights Agreement to ensure that the Rights Agreement will expire at the Effective Time pursuant to Section 7(a)(iv) of the Rights Agreement.

  The Merger Agreement also requires the Company to take certain action with respect to the Warrants. Prior to the Effective Time, the Company shall cause any one or more of the following events to occur: (i) the exercise or conversion of all of the outstanding Warrants for or into Shares in accordance with the terms of the applicable Warrants, (ii) the entry into agreements between the Company and the holders of each of the outstanding Warrants providing that each Warrant shall, following the Merger, be exercisable for, at the exercise price of such Warrant, the securities, property or other consideration which a holder of such Warrant would have received had the holder exchanged or converted such Warrant for Shares immediately prior to the Effective Time or (iii) a reclassification (the "Warrant Reclassification") of the Company's Shares in accordance with the DGCL, so that each Share will be redeemable at any time at the option of the Company for an amount per Share equal to the Merger Consideration and simultaneously with the effectiveness of the Warrant Reclassification issue to Vencor or the Purchaser or, at Vencor's election, 1,000 shares (constituting all of the authorized shares of such class) of a new class of Company non-redeemable common stock, par value $0.001 per share (or any combination of the events referred to in clauses (i), (ii) or (iii) above which when taken together apply to all of the outstanding Warrants so that no Warrants may be exercised for any Shares) which are not redeemable at the Company's election.

  Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, each stockholder of the Company who has neither voted in favor of the Merger nor consented thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of such stockholder's Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

  Rule 13e-3. Rule 13e-3 under the Exchange Act, which Vencor does not believe would be applicable to the Merger, would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to stockholders of the Company therein be filed with the Commission and disclosed to stockholders of the Company prior to consummation of the transaction.

  There can be no assurance that the Merger will take place. In the event that, for any reason, the Merger does not occur, depending on the results of the Offer, Vencor may, subject to restrictions applicable to it under the Merger Agreement, consider the desirability of acquiring additional Shares or the entire remaining equity interest in the Company. If Vencor determines to do either, any such future transaction or transactions might be by means of a merger, reverse stock split, open market or privately negotiated purchases, one or more additional tender offers, exchange offers or otherwise. Such transactions might involve the exchange of Shares for cash, securities of Vencor, or some combination of cash and securities, and may be on terms and at prices more or less favorable than those of the Offer. Moreover, the decision to enter into such future transactions and the forms they might take will depend on the circumstances then existing, including the financial resources of the Company and Vencor and Vencor's business, tax and accounting objectives, performance of the Shares in the market, availability and alternative sources of funds, money market and stock market conditions, general economic conditions and other factors.

  The foregoing description of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which has been filed by Vencor as an exhibit to the Schedule 14D-1 and may be obtained in the manner described in Section 8.

12. SOURCE AND AMOUNT OF FUNDS

  The Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger, to pay related fees and expenses, to pay for any Notes tendered to the

Company pursuant to the terms of the Notes, to refinance the Company's existing obligations under the Company's Amended and Restated Financing and Security Agreement dated May 8, 1995 and to refinance Vencor's existing obligations under Vencor's $1,000,000,000 Credit Agreement (the "Credit Agreement") dated as of September 11, 1995, all of which obligations will be payable at consummation of the Offer, will be approximately $1,200,000,000. The Purchaser intends to obtain these funds by way of capital contributions from Vencor. The consummation of the Offer and the Merger are not subject to any condition that Vencor or the Purchaser obtain any requisite financing.

  Vencor expects to obtain these funds in the form of revolving credit loans (each a "Loan") pursuant to a five year $1.6 billion senior secured credit facility (the "Credit Facility"), to be provided by Morgan Guaranty Trust Company of New York ("Morgan") and NationsBank, N.A. (together with Morgan, the "Agents") and additional banks to be determined. Pursuant to a commitment letter, dated February 13, 1997, among Vencor, the Agents, J.P. Morgan Securities Inc. ("J.P. Morgan"), NationsBanc Capital Markets, Inc. (together with J.P. Morgan, the "Arrangers"), the Agents have each committed to underwrite $800 million of the Credit Facility which commitment will expire on April 15, 1997. The Credit Facility will be provided to Vencor on the terms and conditions set forth in the Commitment Letter and the Term Sheet (the "Term Sheet") attached to the Commitment Letter (the terms of which are summarized below). The Term Sheet provides that Vencor's obligation under the Credit Facility will be secured by a first priority lien on the capital stock of Vencor's present and future principal subsidiaries and all present and future intercompany debt owed to Vencor by its subsidiaries and will be unconditionally guaranteed by Vencor's material subsidiaries. The Arrangers may syndicate all or a portion of the Credit Facility to other banks and financial institutions. The Commitment Letter provides that the commitment is subject to certain conditions precedent, including, among other things, (i) the terms and conditions set forth in the Term Sheet, (ii) there not having occurred after February 13, 1997 a material adverse change in the market for syndicated bank credit facilities or a material disruption of, or a material adverse change in financial, banking, capital market conditions or regulatory/healthcare reimbursement environment, (iii) prior to the syndication of the Credit Facility there being no competing offering, placement or arrangement of debt securities or bank financing on behalf of Vencor and (iv) there not having occurred, after the date of the provision of information relating to the Company and Vencor to the Agents and the Arrangers, any material adverse change in the business, assets, liabilities (actual or contingent), operations or financial condition of Vencor, the Company and their respective subsidiaries taken as a whole. Pursuant to the Commitment Letter, Vencor has agreed to reimburse the Agents and the Arrangers for all reasonable out-of-pocket fees and expenses (including, but not limited to, the reasonable fees, disbursements and other charges of special counsel incurred in connection with the Credit Facility and the preparation of the definitive documentation for the Credit Facility and the other transactions contemplated by the Commitment Letter). In addition, Vencor has agreed that, in the event that the Agents or the Arrangers become involved in any capacity in any action, proceeding or investigation in connection with any matter contemplated by the Commitment Letter, Vencor will reimburse the Agents and the Arrangers for their reasonable legal and other out-of-pocket expenses (including the cost of any investigation and preparation) as they are incurred by the Agents or the Arrangers. Vencor has also agreed to indemnify and hold harmless the Agents and the Arrangers and their affiliates and their respective directors, officers, employees and agents from and against any and all losses, claims, damages and liabilities, joint or several, related to or arising out of any matters contemplated by the Commitment Letter, unless and only to the extent that it is finally judicially determined that such losses, claims, damages or liabilities resulted primarily from the gross negligence of willful misconduct of the Agents or the Arrangers.

  Representations and Warranties. The Term Sheet provides for representations and warranties related to the conditions precedent to the loans, which conditions are set forth below.

  Conditions. The Term Sheet provides that the closing of the Credit Facility is subject to the following conditions: (a) satisfactory closing documentation, including receipt and perfection of security in form and substance satisfactory to a syndicate of lenders acceptable to Vencor and the Arrangers (the "Banks"), (b) prior to or simultaneously with the initial borrowing under the Credit Facility, Vencor having acquired a sufficient number of Shares to permit it to approve the Merger Agreement on behalf of the Company, without the vote of the other stockholders of the Company, (c) no material adverse change having occurred in the financial condition, results of operations or business of Vencor, the Company and their respective subsidiaries since December 31, 1996,
(d) repayment of the Credit Agreement, (e) opinions of counsel in form and substance satisfactory to Morgan and (f) receipt of regulatory approvals and third party approvals, if any, relating to the Offer or the Credit Facility.

  Interest and Interest Rates. The interest rates under which Vencor may borrow funds under the Credit Facility pursuant to the Term Sheet are at a LIBOR Rate (the "LIBOR Rate"), an Adjusted CD Rate (the "CD Rate"), a Base Rate (the "Base Rate") and at a Money Market Rate (the "Money Market Rate"). The Term Sheet provides that pricing on the commitments and loans will be at the rates set forth in the chart below expressed in basis points, and will vary with credit quality:

TOTAL DEBT TO
EBITDA               FACILITY   LIBOR      CD     BASE RATE
RATIO                FEE (BP) PLUS (BP) PLUS (BP) PLUS (BP)
-------------------  -------- --------- --------- ---------

[GREATER THAN] 3.50    31.25     68.75     81.25     0.00

[GREATER THAN] 3.25    25.00     62.50     75.00     0.00

[GREATER THAN] 3.00    25.00     50.00     62.50     0.00

[GREATER THAN] 2.50    20.00     42.50     55.00     0.00

[GREATER THAN] 2.00    17.50     37.50     50.00     0.00

[LESS THAN
  OR EQUAL TO] 2.00    12.50     25.00     37.50     0.00

  Interest in respect of Loans is payable at the end of each applicable Interest Period, or, in any event, quarterly. "Interest Period" is defined in the Term Sheet as 1, 2, 3 or 6 months, in the case of LIBOR Loans; 30, 60, 90 or 180 days in the case of Adjusted CD Loans; a minimum of one month in the case of Money Market LIBOR Loans; and a minimum of seven days in the case of Money Market Absolute Rate Loans.

  Availability. Drawings under the Credit Facility may be made on notice by Vencor, ranging from same day notice to five business days' notice.

  Maturity. The Credit Facility will mature five years from the date of the closing of the Credit Facility (the "Facility Closing Date").

  Mandatory and Permissive Terminations or Reduction of Commitments. The Credit Facility will be reduced to $1.2 billion on the fourth anniversary of the Facility Closing Date and may be reduced in $10,000,000 increments at any time on three business days' notice by Vencor. The Term Sheet provides that loans made at the Base Rate may be prepaid at any time on notice that day before 12 noon, New York time. Loans made which carry the LIBOR Rate and the CD Rate may not be prepaid before the end of the applicable Interest Period unless compensation for funding losses is provided to the Banks. Loans carrying the Money Market Rate may not be prepaid before the end of an applicable Interest Period.

  Covenants. The Term Sheet provides for standard covenants in a transaction of this type which are applicable to Vencor and its subsidiaries including, but not limited to, the following: (i) limitations on debt issuances; (ii) limitation on mergers and acquisitions; (iii) limitation on investments; (iv) a negative pledge on assets; (v) limitation on affiliate transactions and new subsidiary debt; and (vi) limitation on restricted payments (until Vencor reaches Investment Grade Status (as defined in the Term Sheet)). The Term Sheet also provides that there will be financial covenants relating to, (i) minimum coverage ratio; (ii) minimum consolidated net worth; and (iii) maximum leverage ratio.

  Repayment. Vencor intends to repay borrowings under the Credit Facility in accordance with the terms thereof.

  The foregoing descriptions of the Commitment Letter and the Term Sheet are qualified in their entirety by reference to the texts thereof, a copy of each of which has been filed by Vencor as an exhibit to the Schedule 14D-1 and may be obtained in the manner described in Section 8.

13. CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other provision of the Offer, until (i) expiration or termination of all applicable waiting periods under the HSR Act and (ii) receipt of all necessary approvals under change of ownership, healthcare licensure and certificate of need laws and regulations, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Vencor's obligation to pay for or return tendered shares promptly after termination or withdrawal of the Offer), the Purchaser will not be required to pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion (subject to the Merger Agreement), terminate or amend the Offer as to any Shares not then accepted for payment if the Minimum Condition has not been fulfilled, or, if on or after February 9, 1997, and at or before the time of acceptance for payment for any of such Shares, any of the following events occurs:

    (a) (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE or the Nasdaq National Market or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any governmental or regulatory authority, agency, commission or other entity, domestic or foreign ("Governmental Entity"), on, or any other event which might adversely affect, the extension of credit by banks or other lending institutions or
  (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (b) the Company has breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement which failure is incapable of being cured or has not been cured by the earlier to occur of ten days after the giving of written notice to the Company and the scheduled expiration date of the Offer or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

    (c) there has been threatened, instituted or pending any action, litigation, proceeding, investigation or other application (an "Action") before any court or other Governmental Entity by any Governmental Entity:
  (i) challenging the acquisition by Vencor or the Purchaser of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer or the Merger, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger; (ii) seeking to prohibit, or impose any material limitations on, Vencor's or the Purchaser's ownership or operation of all or any material portion of their or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Vencor or the Purchaser to dispose of or hold separate all or any material portion of Vencor's or the Purchaser's or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Merger; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render the Purchaser unable to, or restrict the ability of the Purchaser to, accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Vencor or the Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that, in any event, in the judgment of Vencor, would be reasonably likely to have, individually or in the aggregate, a material adverse effect (a "Company Material Adverse Effect") on the financial condition, operations, properties, business or results of operations of the Company and its subsidiaries taken as a whole as a result of consummation of the transactions contemplated by the Offer and the Merger, other than any such effect arising out of or relating to the proposal, adoption or implementation after the date of the Merger Agreement of any law, statute, rule or regulation relating to healthcare,

  Medicaid or Medicare, including without limitation the proposal, adoption or implementation of "salary equivalency" rates (including amendments to any salary equivalency rates currently in effect) relating to the delivery of physical therapy, occupational therapy, respiratory therapy or speech language pathology services;

    (d) any statute, rule, regulation, order or injunction has been sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer or the Merger by any Governmental Entity that results in any of the effects of, or have any of the consequences referred to in clauses (i) through (v) of paragraph (c) above, other than any such effect or consequence arising out of or relating to the proposal, adoption or implementation after the date of the Merger Agreement of any law, statute, rule or regulation relating to healthcare, Medicaid or Medicare, including without limitation the proposal, adoption or implementation of "salary equivalency" rates (including amendments to any salary equivalency rates currently in effect) relating to the delivery of physical therapy, occupational therapy, respiratory therapy or speech language pathology services;

    (e) any person, entity or group has entered into a definitive agreement with the Company with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination with or involving the Company;

    (f) any court or other Governmental Entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement or imposes material restrictions on Vencor or the Company in connection with the consummation of the Merger or with respect to their business operations either prior to or subsequent to the Merger (collectively an "Order"), provided, that Vencor shall have used reasonable best efforts to cause any such Order to be lifted;

    (g) any event, change or development has occurred or been discovered that would reasonably be expected to have a Company Material Adverse Effect, other than any such Company Material Adverse Effect arising out of any law, statute, rule or regulation relating to healthcare, Medicaid or Medicare, including without limitation the proposal, adoption or implementation after the date of the Merger Agreement of "salary equivalency" rates (including amendments to any salary equivalency rates currently in effect) relating to the delivery of physical therapy, occupational therapy, respiratory therapy or speech language pathology services;

    (h) (i) any event, change or development has occurred or been discovered that would reasonably be expected to have a material adverse effect (a "Vencor Material Adverse Effect") on the financial condition, operations, properties, business or results of operations of Vencor and its subsidiaries, taken as a whole, other than any such material adverse effect arising out of or relating to (a) the proposal, adoption or implementation after the date of the Merger Agreement of "salary equivalency" rates (including amendments to any salary equivalency rates currently in effect) relating to the delivery of physical therapy, occupational therapy, respiratory therapy or speech language pathology services, or (b) any breach by Vencor of the Merger Agreement, and (ii) as a result of such Vencor Material Adverse Effect, Vencor is not permitted to borrow funds necessary to consummate the Offer under its credit facilities then in effect;

    (i) the Company's Board of Directors (or a committee thereof) has amended, modified or withdrawn its recommendation of the Offer or the Merger, or shall have failed to publicly reconfirm such recommendation within ten business days upon request by Vencor or the Purchaser, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing; or

    (j) the Merger Agreement has been terminated by the Company or Vencor or the Purchaser in accordance with its terms, or Vencor or the Purchaser has reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

which, in the reasonable judgment of Vencor and the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Vencor or the Purchaser) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

  The foregoing conditions are for the sole benefit of Vencor and the Purchaser and may be asserted by Vencor or the Purchaser regardless of the circumstances (including any action or inaction by Vencor or the Purchaser) giving rise to such condition or may be waived by Vencor or the Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion. Any determination by Vencor and the Purchaser concerning any event described in this Section 13 shall be final and binding upon all parties except to the extent not permitted under the Merger Agreement.

14. DIVIDENDS AND DISTRIBUTIONS

  Pursuant to the terms of the Merger Agreement, the Company is prohibited from declaring, setting aside or paying any dividends payable in cash, stock or property with respect to the Shares or splitting, combining or reclassifying the outstanding Shares.

15. CERTAIN LEGAL MATTERS

  General. Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to the Company, Vencor and the Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's or Vencor's business or that certain parts of the Company's or Vencor's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 13.

  Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser is subject to these requirements. See Section 2 of this Offer to Purchase as to the effect of the HSR Act on the timing of the Purchaser's obligation to accept Shares for payment.

  Pursuant to the HSR Act, Vencor filed a Notification and Report Form with respect to the acquisition of Shares pursuant to the Offer with the Antitrust Division and the FTC on February 14, 1997. Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following the filing by Vencor. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on February 28, 1997, unless early termination of the waiting period is granted or Vencor receives a request for additional information or documentary material prior thereto. Pursuant to the HSR Act, Vencor has requested early termination of the waiting period applicable to the Offer. There can be no assurances given, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Vencor, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Vencor with such request. Thereafter, the waiting period could be extended only by agreement or by court order. If the acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with unless the waiting period is sooner terminated by the FTC or the Antitrust Division. See Section 2. Only one extension of such waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act, except by agreement or by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to the Company will extend the waiting period.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of Vencor, the Company or any of their respective subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be of such challenge. See
Section 13 of this Offer to Purchase for certain conditions to the Offer that could become applicable in the event of such a challenge.

  Healthcare Regulations. According to materials publicly filed by the Company, the principal businesses of the Company are in regulated industries. The Company derives substantial portions of its revenues from third party payors, including government reimbursement programs such as Medicare and Medicaid, which may assert jurisdiction as a result of the change of control over the Company and the indirect changes of control of the Company's subsidiaries. In addition, participants in the Medicare and Medicaid programs are required to comply with state licensure requirements. State licensure requirements and state certificate of need and similar health planning laws may require prior approval of the change of control of the Company and the indirect change of control of the Company's subsidiaries. Any such approvals might be required prior to the acceptance of Shares pursuant to the Offer or prior to the consummation of the Merger. The Company has informed Vencor that the Company and its subsidiaries currently own or operate facilities in the states of Alabama, California, Connecticut, Florida, Georgia, Kentucky, Louisiana, North Carolina, Ohio, Pennsylvania, Rhode Island, Texas and Wisconsin. Vencor intends to apply for all necessary approvals and currently expects that it will be able to obtain all necessary approvals within the next 45 to 90 days.

  Federal Reserve Board Regulations. Regulations G, T, U and X (the "Margin Regulations") promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Vencor and the Purchaser will attempt to ensure that the financing of the acquisition of the Shares will be in compliance with the Margin Regulations.

  State Takeover Laws. A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and, in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquiror of "Control Shares" (ones representing ownership in excess of certain voting power thresholds, e.g., 20%, 33 1/3% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders.

  Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company's Board of Directors has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and, therefore, Section 203 of DGCL is inapplicable to the Merger.

  Based on information supplied by the Company, the Purchaser does not believe that any other state takeover laws purport to apply to the Offer and, therefore, has not taken any steps to comply with any state takeover laws. Should any government official or third party seek to apply any state takeover law to the Offer, the Purchaser will take such action as then appears desirable and currently anticipates that it will contest the validity of such statute in appropriate court proceedings.

  If it is asserted that one or more state takeover laws applies to the Offer and it is not determined by an appropriate court that such act or acts do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 13.

16. FEES AND EXPENSES

  Credit Suisse First Boston Corporation ("CSFB" or "Credit Suisse First Boston") is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to the Purchaser in connection therewith. The Purchaser has agreed to pay CSFB as compensation for its services as Dealer Manager and as financial advisor in connection with the Offer as follows: a financial advisory fee of $100,000 (the "Financial Advisory Fee"), a fairness opinion fee of $500,000 (the "Fairness Opinion Fee") and a transaction fee of $1,500,000 (the "Transaction Fee") upon the acquisition of 50% or more of the Shares. Payments of the Financial Advisory Fee and the Fairness Opinion Fee will be credited toward the Transaction Fee. The Purchaser has agreed to reimburse CSFB for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel and any other advisors retained by CSFB resulting from or arising out of this transaction, in connection with the Offer, and has agreed to indemnify CSFB against certain liabilities and expenses in connection with the Offer and the Merger.

  In the ordinary course of its business, CSFB engages in securities trading, market-making and brokerage activities and may, at any time, hold long or short positions and may trade or otherwise effect transactions in securities of the Company.

  The Purchaser has also retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and the Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

  The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS

  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

  Neither the Purchaser nor Vencor is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

  The Purchaser and Vencor have filed with the Commission a Statement on Schedule l4D-1, pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, DC and the NYSE in the manner set forth in Section 8.

  No person has been authorized to give any information or make any representation on behalf of Vencor or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                          Peach Acquisition Corp.

February 14, 1997

                                                                      SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF VENCOR AND THE PURCHASER

  The following tables set forth the name, business address, present principal occupation and material positions and occupations within the past five years of each director and executive officer of Vencor and the Purchaser. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 3300 Providian Center, 400 West Market Street, Louisville, Kentucky 40202.

                                     VENCOR

NAME AND BUSINESS         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS
ADDRESS                     HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS THEREOF
-----------------         --------------------------------------------------------------
W. Bruce Lunsford.......  Chairman of the Board, President and Chief Executive Officer
                          of Vencor since 1985. Member and Chairman of the Executive
                          Committee (the "Executive Committee") of Vencor since 1988.
William C. Ballard        Director of Vencor since 1988. Member of the Executive
 Jr. ...................  Committee since 1990. Executive Vice President Finance and
                          Administration of Humana Inc. from 1981 through 1992. Of
                          counsel to Greenebaum Doll & McDonald PLLC since 1992.
Michael R. Barr.........  Director of Vencor since 1985. Chief Operating Officer and
                          Executive Vice President of Vencor since February 1996.
                          Executive Vice President of Vencor and Chief Executive Officer
                          of Vencor's Hospital Division from 1995 through 1996. Vice
                          President Operations from 1985 through 1995.
Walter F. Beran.........  Director of Vencor since September 1995. Member of the Audit
 515 South Flower Street  Committee of Vencor (the "Audit Committee") since 1995.
 Los Angeles, CA 90071    Chairman of Pacific Alliance Group since September 1986.
Donna R. Ecton..........  Director of Vencor since 1992. Member of the Audit Committee
 10000 North 31st         since 1992. Chief Operating Officer of PETsMART, Inc. since
 Avenue,                  December 1996. Chairman, President and Chief Executive Officer
 Suite C100               of Business Mail Express, Inc. from 1995 through 1996.
 Phoenix, AZ 85051        President and Chief Executive Officer of Van Houten North
                          America, Inc. and Andes Candies Inc., from 1991 through 1994.
Greg D. Hudson..........  Director of Vencor since 1991. Member of the Executive
 Highway 41A,             Compensation Committee of Vencor (the "Executive Compensation
 North Providence, KY     Committee") since 1991. President of Hudson Chevrolet-
 42450                    Oldsmobile, Inc. since 1988.
William H. Lomicka......  Director of Vencor since 1987. Member of the Executive
 2510 Providian Center    Committee since 1988. Member and Chairman of the Audit
 400 West Market Street   Committee since 1988. President of Mayfair Capital Inc. since
 Louisville, KY 40202     1989.
W. Earl Reed, III.......  Director of Vencor since 1987. Chief Financial Officer and
                          Executive Vice President of Vencor since November 1995. Vice
                          President Finance and Development of Vencor from 1987 through
                          1995.

NAME AND BUSINESS        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS
ADDRESS                    HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS THEREOF
-----------------        --------------------------------------------------------------
R. Gene Smith........... Director of Vencor since 1985 and Vice Chairman of the Board
 3600 National City      since 1987. Member and Chairman of the Executive Compensation
 Tower                   Committee since 1988. President of New Jersey Blockbuster,
 101 South Fifth Street  Ltd. from 1987 through 1995. Chairman of the Board of Taco
 Louisville, KY 40202    Tico, Inc. since 1988. Managing General Partner of Direct
                         Program Services since 1993.
Jack O. Vance........... Director of Vencor since September 1995. Member of the
 3592 Venture Drive,     Executive Compensation Committee since 1995. Managing Director
 Huntington Beach, CA    of Management Research since 1990.
 92649

                                 THE PURCHASER

NAME AND BUSINESS        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS
ADDRESS                    HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS THEREOF
-----------------        --------------------------------------------------------------
W. Bruce Lunsford....... Chairman of the Board of Directors, President and Chief
                         Executive Officer of the Purchaser since February 1997.
                         Chairman of the Board, President and Chief Executive Officer
                         of Vencor since 1985. Member and Chairman of the Executive
                         Committee since 1988.
W. Earl Reed, III....... Director and Vice President of the Purchaser since February
                         1997. Director of Vencor since 1987. Chief Financial Officer and Executive Vice President of Vencor since November 1995.
                         Vice President Finance and Development of Vencor from 1987 through 1995.
Michael R. Barr......... Director and Vice President of the Purchaser since February
                         1997. Director of Vencor since 1985, Chief Operating Officer and Executive Vice President of Vencor since February 1996.
                         Executive Vice President of Vencor and Chief Executive Officer
                         of Vencor's Hospital Division from 1995 through 1996. Vice
                         President Operations from 1985 through 1995.
Thomas T. Ladt.......... Director and Vice President of the Purchaser since February
                         1997. Executive Vice President Operations of Vencor since
                         February 1996. President of Vencor's Hospital Division from
                         1995 through 1996. Vice President of Vencor's Hospital
                         Division from 1995 through 1996. Regional Director of
                         Operations of Vencor from 1989 through 1993.
Jill L. Force........... Secretary of the Purchaser since February 1997. Senior Vice
                         President, General Counsel and Corporate Secretary of Vencor
                         since December 1996. Vice President, General Counsel and
                         Corporate Secretary from 1995 through 1996. General Counsel and Corporate Secretary from 1989 through 1995.
James H. Gillenwater,    Senior Vice President of Planning and Development of Vencor
 Jr..................... since December 1996. Vice President of Planning and
                         Development of Vencor from November 1995 through December
                         1996. Director of Planning and Development of Vencor from 1989 through 1995. Vice President of the Purchaser since February
                         1997.

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                              The Depositary is:
                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

                  Facsimile (for Eligible Institutions Only):
                                (201) 222-4720
                                      or
                                (201) 222-4721

                             Confirm by Telephone:
                                (201) 222-4707

        By Mail:                          By Hand:                    By Overnight Courier:
  First Chicago Trust              First Chicago Trust Company         First Chicago Trust
  Company of New York                      of New York                 Company of New York
  Tenders & Exchanges               ATTN:Tenders & Exchanges           Tenders & Exchanges
     P.O. Box 2569              c/o The Depository Trust Company     14 Wall Street, 8th Floor
    Suite 4660--TTX                 55 Water Street, DTC TAD             Suite 4680--TTX
 Jersey City, NJ 07303-2569        Vietnam Veterans Memorial            New York, NY 10005
                                             Plaza
                                       New York, NY 10005

  Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            D. F. KING & CO., INC.
                                77 WATER STREET
                              NEW YORK, NY 10005
                          CALL COLLECT (212) 269-5550
                         CALL TOLL FREE (800) 755-3105

                     The Dealer Manager for the Offer is:

                          CREDIT SUISSE FIRST BOSTON
                             ELEVEN MADISON AVENUE
                            NEW YORK, NY 10010-3629
                         CALL TOLL FREE (800) 881-8320